SpartanNash Company

850 76th Street, S.W.

P.O. Box 8700

Grand Rapids, Michigan 49518

August 3, 2018

William H. Thompson

Accounting Branch Chief

Office of Consumer Products

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:SpartanNash Company

Form 10-K for the Fiscal Year Ended December 31, 2017

Filed February 26, 2018

File No. 0-31127

Dear Mr. Thompson:

This letter is our response to your comment letter dated July 23, 2018 concerning our

Form 10-K for the fiscal year ended December 30, 2017, and our Form 10-Q for the period ended April 21, 2018. SpartanNash Company strives to meet or exceed the Commission's requirements in all of our securities filings and have considered your comments very carefully.

With this in mind, we respectfully submit for your consideration the following responses to your specific comments (which are set forth in italics below).

Form 10-K for the Fiscal Year Ended December 30, 2017

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Financial Measures, page 26

1.

Please revise your disclosure of why each of the non-GAAP measures is useful to investors to clearly explain how investors should use the non-GAAP financial measures or what specifically the measures tell investors.

Response

We believe the non-GAAP measures offer meaningful information for investors and offer the following on how these measures should be used.  Within our Form 10-K, we identify adjusted operating earnings, adjusted operating earnings from continuing operations and adjusted EBITDA as measures which provide useful information to both management and investors to evaluate overall operating performance and to assess performance against the Company’s peers.  Each of these measures exclude the impact of items that would not be considered core in nature and, therefore, provide a relevant basis for evaluating the performance trends of the Company in comparison to other companies.

While we include an explanation of the usefulness of the measures within each of the captions for adjusted operating earnings, adjusted operating earnings from continuing operations and adjusted EBITDA, in response to your comments, going forward we will include additional information within the introductory section of Non-GAAP Financial Measures within Item 7.The following is illustrative of the disclosure we will incorporate in future filings to provide further explanation why the information is useful to investors, what the measures tell investors and how the information should be used (additional disclosure is set forth in bold):

In addition to reporting financial results in accordance with GAAP, the Company also provides information regarding adjusted operating earnings, adjusted earnings from continuing operations, and Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (“adjusted EBITDA”). These are non-GAAP financial measures, as defined below, and are used by management to allocate resources, assess performance against its peers and evaluate overall performance. The Company believes these measures provide useful information for both management and its investors. We believe these non-GAAP measures are useful to investors because they provide additional understanding of the trends and special circumstances that affect our business. These measures provide useful supplemental information that helps investors to establish a basis for expected performance and the ability to evaluate actual results against that expectation. The measures, when considered in connection with our GAAP results, can be used to assess the overall performance of the Company as well as assess the Company’s performance against its peers.  These measures are also used as a basis for certain compensation programs sponsored by the Company. In addition, securities analysts, fund managers and other shareholders and stakeholders that communicate with the Company request its financial results in these adjusted formats.

Critical Accounting Policies and Estimates

Goodwill, page 34

2.

We note you adopted ASU 2017-04 during fiscal 2017. As such, please revise your disclosure in the first paragraph to clarify that if a reporting unit is less than its carrying value, an impairment charge is recognized for the amount by which the carrying value exceeds the reporting unit’s fair value not to exceed the total amount of goodwill allocated to the reporting unit.

Response

The Company did disclose the adoption of Accounting Standards Update (ASU) 2017-04, Intangibles – Goodwill and Other: Simplifying the Test for Goodwill Impairment, within Note 1 to the Consolidated Financial Statements.

We will revise the disclosure within Critical Accounting Policies and Estimates in future filings in line with your comment.  This revision will replace the existing language describing how the impairment charge is determined.  The following is illustrative of the disclosure we will incorporate in future filings:

If a reporting unit’s fair value is less than its carrying value, an impairment charge is recognized for the amount by which the carrying value exceeds the reporting unit’s fair value, not to exceed the total amount of goodwill allocated to the reporting unit.

Item 8. Financial Statements and Supplementary Data

Note 11 – Associate Retirement Plans, page 61

3.	Please tell us why the amount of the noncurrent liability for the retiree medical plan at the end of each year differs from the amounts disclosed in the consolidated balance sheets.

Response

The Company sponsors several retirement programs, which are explained within Note 11 to the consolidated financial statements, and include defined contribution plans, executive retirement plans, defined benefit (pension) plans and postretirement medical plans.  Where these retirement programs represent a long-term liability of the Company, they are recorded within the consolidated balance sheet within “Postretirement benefits”.  At December 30, 2017, the total amount recorded within this line item was $15,687,000.  The composition of Postretirement benefits included the following, which represent the distinct plan types described within the Note:

Retiree Medical Plan (qualified plan)$  9,782,000

Other Postretirement Medical Plans (qualified plan)$     689,000

Executive Compensation Plans (nonqualified plan)$  5,216,000

Postretirement Benefits$15,687,000

Within the Company’s tabular footnote disclosures, information is disclosed related to the significant defined benefit pension and postretirement plans.  Similar information for immaterial plans is not disclosed. The Company includes relevant disclosure of key elements of the nonqualified executive compensation plans within the Note.

Form 10-Q for the Quarterly Period Ended April 21, 2018

Note 8 – Associate Retirement Plans, page 15

4.

Please explain to us why you omitted the disclosure regarding the amount of net periodic benefit costs and their components recognized for each period. Please refer to paragraph j.1. of ASC 270-10-50-1.

Response

Within Note 8 of the interim consolidated financial statements, the Company disclosed the net periodic pension cost (or income, as applicable), in total, for both of the Company’s material plans. Disclosures were made for the SpartanNash Company Pension Plan and the SpartanNash Retiree Medical Plan.  With respect to the minimum interim disclosures included in ASC 270-10-50-1, the Company performed a materiality assessment on net periodic pension cost, noting that the total net periodic pension cost or income was less than 1% of pre-tax earnings in the interim and annual periods and that the net periodic pension cost or income for each of the plans individually approximated, or was less than, 1% of pre-tax earnings in the interim and annual periods. As a result of this assessment, the Company determined that showing separately the individual components of these immaterial costs would not be meaningful to the reader of the financial statements. Qualitatively, the Company also considered whether there were any changes in the composition of the elements of net periodic pension cost, including service cost, interest cost, amortization of prior service cost, expected return on plan assets and recognized actuarial net loss.  The result of this consideration has supported that the composition of these individual elements was consistent with that which was disclosed within the Form 10-K for the year ended December 30, 2017.   We believe the immateriality of the net periodic pension cost or income in each of the interim periods as well as the lack of changes in the composition of the elements of net periodic pension cost have supported the Company’s determination that the plans and related disclosures are not significant.

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SpartanNash Company is committed to serving its investors with complete, accurate and understandable disclosure regarding its operations and financial condition. We appreciate the comments of the Commission.

Please contact me by telephone at 616-878-8023 with any questions or comments regarding this correspondence.

Sincerely,

/s/ Mark Shamber

Mark Shamber

Executive Vice President and

Chief Financial Officer